April 27, 2016

Via EDGAR

Mr. Martin James

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Bruker Corporation

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed February 29, 2016

File No. 000-30833

Dear Mr. James:

This letter is being filed by Bruker Corporation (the “Company”) in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated April 19, 2016 (the “Comment Letter”) to Anthony L. Mattacchione, Chief Financial Officer and Senior Vice President of the Company.

Our responses to the Staff’s comments contained in the Comment Letter are set forth below.  For convenient reference, the Staff’s comment is set forth in italics before the response.

Form 10-K for the Fiscal Year Ended December 31, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

1.                                      You present various non-GAAP measures throughout your MD&A. For example, you discuss non-GAAP revenue and gross profit measures on page 42, a non-GAAP operating income measure on page 43, and free cash flow on page 40. Please revise future filings to include all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K whenever you present non-GAAP financial measures.

Response:

We respectfully acknowledge the Staff’s comment and advise the Staff that in our future filings, commencing with our Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, we will include all of the relevant disclosures required by Item 10(e)(1)(i) of Regulation S-K when we present non-GAAP financial measures.

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In responding to the comments of the Staff, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or the Company’s changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the Company’s responses, or any further questions that you may have, please do not hesitate to contact the undersigned at (978) 663-3660.

Very truly yours,

/s/Anthony L. Mattacchione

Anthony L. Mattacchione
Chief Financial Officer and Senior Vice President

cc:                                Kate Tillan, Assistant Chief Accountant, Securities and Exchange Commission